Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Paylocity Holding Corporation:

We consent to the use of our report dated December 5, 2013, with respect to the consolidated balance sheets of Paylocity Holding Corporation as of June 30, 2011, 2012 and 2013, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended June 30, 2013, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, Illinois
January 30, 2014